Exhibit 1.1

Mark Beachy Joins Kinsale To Lead Claims Operations

RICHMOND, Va., September 11, 2020 (GLOBE NEWSWIRE) – Kinsale Capital Group, Inc. (Nasdaq: KNSL) today announced that Mark J. Beachy will join Kinsale as Executive Vice President and Chief Claims Officer, effective October 5, 2020. Mr. Beachy will succeed Ann Marie Marson, who served as Chief Claims Officer since August 2009 and is retiring from Kinsale effective September 30, 2020.

Michael Kehoe, Kinsale’s President and Chief Executive Officer, stated: “We look forward to Mark joining the Kinsale team.  His experience and leadership capabilities will benefit our claims operations as well as our executive team as we continue to build the best E&S company in the business.  I would also like to thank Ann Marie for her many years of exceptional leadership and contribution to Kinsale.  She is the consummate professional and will be greatly missed.  We wish Ann Marie and her husband, Scott, the best in this next chapter of their lives.”

Mr. Beachy was previously Group General Counsel at The Travelers Indemnity Company and led its staff counsel organization of more than 1,000 legal professionals responsible for defending policyholders in civil litigation throughout the United States, the United Kingdom and Canada.  From 2006 to 2018, Mr. Beachy served as Managing Counsel at Travelers, leading staff counsel operations and overseeing litigation services in Virginia. Prior to 2006, Mr. Beachy served as a trial attorney defending commercial and personal lines policyholders in bodily injury and property damage litigation. Earlier in his career, Mr. Beachy held positions of increasing responsibility in the claims departments of both Travelers and Aetna Casualty and Surety Company.

Mr. Beachy earned a B.S. in Journalism from West Virginia University and a J.D. degree from Catholic University, Columbus School of Law. He is licensed to practice law in Virginia and D.C.

About Kinsale Capital Group, Inc.

Kinsale Capital Group, Inc. is a specialty insurance group headquartered in Richmond, Virginia, focusing on the excess and surplus lines market.

Contact

Kinsale Capital Group, Inc.
Bryan Petrucelli
Executive Vice President, Chief Financial Officer and Treasurer
804-289-1272